

05044409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45070 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VUKOVICH SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Dry Creek Circle, #200
(No. and Street)

Littleton, CO 80120
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 10 2005 WASH, D.C. 209 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Boris B. Vukovich (303) 730-2000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gilbert J. McGough
(Name – *if individual, state last, first, middle name*)

| 31105 Skokie Lane | Evergreen | CO | 80439 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Boris B. Vukovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vukovich Securities, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Colorado County of Arapahoe
Signed before me on this 9th day
of November 2005 by Boris B Vukovich
Notary Public Angela R. Lee
Commission Expires 4-12-2008

Notary Public

Signature

President

Title


ANGELA R. LEE
NOTARY
PUBLIC
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GILBERT J. McGOUGH, CPA

31105 Skokie Lane
Evergreen, CO 80439-8984
(303) 674-5244


July 20, 2005


SEC MAIL PROCESSING
RECEIVED
NOV 10 2005
WASH. D.C.
203
SECTION

Board of Directors
VUKOVICH SECURITIES, INC.
Littleton, Colorado

Gentlemen,

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Vukovich Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) as of June 30, 2005.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-(5)(g) lists additional objectives and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, which included obtaining an understanding of the accounting system was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements would not necessarily, disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Vukovich Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this statement are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate for the fiscal year ended June 30, 2005 to meet the commission's objectives.

Gilbert J. McGough



# TABLE OF CONTENTS

# GILBERT J. McGOUGH, CPA

31105 Skokie Lane
Evergreen, Colorado 80439-8984
(303) 674-5244


July 20, 2005

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
VUKOVICH SECURITIES, INC.
Littleton, Colorado

We have audited the accompanying statement of financial condition of Vukovich Securities, Inc. (a Colorado corporation) as of June 30, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vukovich Securities, Inc. as of June 30, 2005, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gilbert J. McGough

VUKOVICH SECURITIES, INC.

Statement of Financial Condition

June 30, 2005

## ASSETS

| | |
|---|---|
| CURRENT ASSETS: | |
| Cash | $7,004 |
| Prepaid Expenses | 1,654 |
| Total Current Assets | $8,658 |

## STOCKHOLDERS' EQUITY

| | |
|---|---|
| STOCKHOLDERS' EQUITY (Note 1): | |
| Common Stock, 100,000 shares authorized, 100 shares issued and outstanding, no par value | 8,000 |
| Retained Earnings | 658 |
| | 8,658 |
| | $8,658 |

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2005

| | Common Stock | Retained Earnings |
|---|---|---|
| Balance at June 30, 2004 | $8,000 | $ 260 |
| Net Income | -0- | 398 |
| Balance at June 30, 2005 | $8,000 | $ 658 |

The accompanying notes are an integral part of these financial statements.

# VUKOVICH SECURITIES, INC.

## Statement of Income

### For the Year Ended June 30, 2005

| | |
|---|---|
| REVENUE | $17,370 |
| EXPENSES: | |
| Professional Fees | 3,760 |
| Consulting | 4,800 |
| Registration Fees | 1,688 |
| Rent and Office Services | 3,000 |
| NASD Membership Fee | 1,270 |
| Insurance | 369 |
| SIPC Fees | 2,000 |
| Bank Charges | 91 |
| | 16,978 |
| | 392 |
| INTEREST INCOME | 6 |
| INCOME BEFORE INCOME TAXES | 398 |
| FEDERAL AND STATE INCOME TAXES | - |
| NET INCOME | $ 398 |

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Cash Flows

For the Year Ended June 30, 2005

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Income | $ 398 |
| Adjustments to reconcile net income to net cash provided by operating activities - - - | |
| Increase in prepaid expenses | ( 254) |
| NET CASH USED BY OPERATING ACTIVITIES | 144 |
| NET CASH PROVIDED BY INVESTMENT ACTIVITIES: | - |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | - |
| NON-CASH INVESTING AND FINANCING ACTIVITIES | - |
| NET DECREASE IN CASH | 144 |
| CASH AT BEGINNING OF YEAR | 6,860 |
| CASH AT END OF YEAR | $ 7,004 |

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Notes to Financial Statements

For the Year Ended June 30, 2005

1. Significant Accounting Policies

The Company, a Colorado corporation, was formed for the express purpose of functioning as a broker/dealer for real estate limited partnership investment ventures identified by Colorado Real Estate & Investment Co. (CREICO).

Pursuant to a management agreement with CREICO, the Company receives a retainer fee monthly in an amount sufficient to cover operating expenses in exchange for the Company's willingness to stand ready to provide broker/dealer services to CREICO. CREICO pays its own syndication and sales costs associated with any public offering. CREICO provides staffing, office space, office supplies, telecommunications, utilities and other services to the Company effective October 1, 2003 for $250 per month.

2. Related Party

The shareholders of the Company are also officers and shareholders of Colorado Real Estate & Investment Co. (CREICO).

3. Customer Securities and Segregated Funds

The Company does not hold any customer securities, nor does it have any segregated funds.

4. Income Taxes

No provision for income taxes has been made because of available net operating loss carry-forwards.

Schedule I

VUKOVICH SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of June 30, 2005

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 8,658 |
| Additions and deductions - Prepaid Expenses | (1,654) |
| Net capital before haircuts on securities positions | 7,004 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | -0- |
| Net Capital | $7,004 |
| Total Aggregate Indebtedness | $ -0- |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required per SEC Rule 17a-11 | $6,000 |
| Required net capital | $5,000 |
| Ratio: Aggregate indebtedness to net capital | -0- |

There is no material difference from the Company's computation of basic net capital requirement from that included in the Company's unaudited Form X-17A-5, Part II filing as of June 30, 2005.

Schedule II

VUKOVICH SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2005

| | |
|---|---|
| Credit Balances | $ -0- |
| Debit Balances | -0- |
| Difference | $ -0- |
| Required Deposit | $ -0- |

There is no material difference from the Company's computation of reserve requirements as of June 30, 2005.

Schedule III

VUKOVICH SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2005

| | | |
|---|---|---|
| 1. | Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3. | $ -0- |
| A. | Number of items | -0- |
| 2. | Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. | $ -0- |
| A. | Number of items | -0- |

Schedule IV

VUKOVICH SECURITIES, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Account

As of June 30, 2005

| | |
|---|---|
| SEGREGATION REQUIREMENTS | $ -0- |
| FUNDS ON DEPOSIT IN SEGREGATION | -0- |
| EXCESS FUNDS (Insufficiency) IN SEGREGATION | $ -0- |